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                           June 2, 2022

       Marc Giroux
       Chairman and Chief Executive Officer
       Kurve Therapeutics, Inc.
       16825 48th Ave West Suite 434
       Lynnwood, Washington 98037

                                                        Re: Kurve Therapeutics,
Inc.
                                                            Registration
Statement on Form 1-A
                                                            Filed May 27, 2022
                                                            File No. 024-11896

       Dear Mr. Giroux:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at (202) 551-6477 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Nicholas Antaki